SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT N0. 02) ~~FILL IN~~ (Only add if an ammendment)

~~FILL IN~~
CI T Inc.


~~FILL IN~~ (Usually Common Stock)
Class A Common Shares


~~FILL IN~~
G21307106


~~FILL IN~~
December 31, 2022



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed: ~~FILL IN with X~~ (Usually Rule 13d-1(b))

     |X| Rule 13d-1(b)

     |_| Rule 13d-1(c)

     |_| Rule 13d-1(d)







CUSIP NO. G21307106

    1	Name Of Reporting Persons
 	Bank of the West, Agent for McMillian Family Trust Dated April 23, 2014

    2	Check The Appropriate Box If A Member Of A
    Group (See Instructions)	(a)  |_|
 	 	(b)  |_|

    3	SEC Use Only

    4	Citizenship Or Place Of Organization
 	California
 	  5	Sole Voting Power
Number of	 	0
Shares	  6	Shared Voting Power
 	 	0
Beneficially
Owned By	  7	Sole Dispositive Power
 	 	0
Each
Reporting	  8	Shared Dispositive Power
Person With	 	0
    9	Aggregate Amount Beneficially Owned By Each Reporting Person
 	0
   10	Check If The Aggregate Amount In Row (9) Excludes Certain Shares
 	  (See Item 4(c))
   11	Percent Of Class Represented By Amount In Row 9
 	0%
   12	Type Of Reporting Person (See Instructions)
 	BK


Item 1	(a).	Name of Issuer:  CI T Inc.

Item 1	(b).	Address of Issuer's Principal Executive Offices:

                                     R. Dr. Ricardo Benetton Martins, 1,000
				     Polis de Tecnologia-Predio 23B
				     Campinas-State of Sao Paulo
				     13086-902 - Brazil



Item 2	(a).	Name of Person Filing:  Bank of the West

Item 2	(b).	Address of Principal Business Office:
180 Montgomery St. San Francisco, CA 94104

Item 2	(c).	Citizenship:  United States

Item 2	(d).	Title of Class of Securities:  Class A Common Shares

Item 2	(e).	CUSIP Number:  G21307106


Item 3.	If this statement is filed pursuant to Rules 13d-1(b),
or 13d-2(b) or (c), check whether the person filing is a:

 	(a)	|_|	Broker or dealer registered under Section 15 of the Act.

 	(b)	|X|	Bank as defined in Section 3(a)(6) of the Act.

 	(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.

 	(d)	|_|	Investment company registered under Section 8 of the
Investment Company Act.

 	(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);

 	(f)	|_|	An employee benefit plan or endowment fund in accordance
with Rule 13d-1(b)(1)(ii)(F);

 	(g)	|_|	A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);

 	(h)	|_|	A savings association as defined in Section 3(b) of the
Federal Deposit Insurance Act;

 	(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

 	(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.


 	(a)	Amount beneficially owned:  0

 	(b)	Percent of Class:  0%

 	(c)	Number of shares as to which such person has:

 	(i)	Sole power to vote or to direct the vote:  0


 	(ii)	Shared power to vote or to direct the vote:  0

 	(iii)	Sole power to dispose or to direct the disposition of:  0

 	(iv)	Shared power to dispose or to direct the disposition of:  0



Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date here of the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another
Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company:  Not Applicable

Item 8.	Identification and Classification of Members of the
Group: Not Applicable

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification.
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 30, 2023

Bank of the West, Agent for McMillian Family Trust Dated April 23, 2014
By: /s/ Wade Balliet
EVP and Head of Global Investments Fiduciary Solutions
Signature